

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Leo Ehrlich
Chief Executive Officer
Cellceutix Corporation
100 Cumming Center, Suite 151-B
Beverly, Massachusetts 01915

> **Re: Cellceutix Corporation**
> **Preliminary Information Statement**
> **Filed February 8, 2011**
> **File No. 000-52321**

Dear Mr. Ehrlich:

We have limited our review of your filing to the matters discussed below.

Please respond to this letter by filing a revised information statement. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revised disclosure and any information you provide in response to these comments, we may have additional comments.

General

1. We note that with the exception of the subject information statement, you apparently have not filed a proxy or information statement since January 2008. Since you are registered with the Commission pursuant to Section 12 of the Exchange Act, please provide an explanation why you have not filed required proxy or information statements and your intention with respect to the future filing of proxy or information statements. In this regard, we note the November 2010 reverse stock split and the apparent future issuance of Class B common stock to your founders. Please tell us whether you intend to file a Schedule 14A or 14C for these proposed actions. If you do not, please provide the basis for your belief that you are not required to file a Schedule 14A or 14C. We may have additional comments.

2. We note the statement that on December 29, 2010 a majority of your holders of common stock voted in favor of amending your articles of incorporation to increase the company's authorized capital stock. Please clarify whether the vote occurred at a special meeting of your shareholders, solely at a meeting of your board of directors, or pursuant to written consents. In addition, please identify the shareholders voting in favor of the amendment and the number of common shares held by each shareholder, respectively.

3. Please confirm that common shares obtainable upon exercise of outstanding warrants and options were not included in the determination of shares submitting consents or voting in favor of the amendment.

4. We note the statement "Additionally shareholder voted in favor of authorizing the 2010 Cellceutix Equity Incentive Plan." Please expand the discussion to identify the shareholder who voted in favor of the plan and clarify whether this shareholder owned a majority of your outstanding common shares.

Agenda # 1: Amendment to the Articles of Incorporation

5. Please expand the discussion to describe the positive and negative factors considered by the board in its determination that dilution may result in the founders' diminished control over the long term direction of the company. The discussion should include, but not necessarily be limited to:
   - Identification of the members of the board who approved the amendment;
   - Identification of the "founders" who the board was concerned would lose control in the event of future dilution. Please state whether Mr. George Evans is included in the definition of founders. In this regard, we note the disclosure in your most recent Form 10-K that he was your Chief Executive Officer since inception;
   - Possible anti-takeover and entrenchment aspects of the amendment;
   - The basis for the board of directors concern over diminished control in view of their voting control of the company, options to acquire a large number of additional shares, and their positions as the company's sole officers and directors;
   - Why the board of directors adopted the amendment at this time;
   - Confirmation that the Class B common can only be issued to the individuals identified as founders of the company, specifically identifying such individuals;
   - Whether the board of directors has any current plans, arrangements, understandings, commitments, or agreements, either oral or written, regarding the issuance of the Class B common stock subsequent to the adoption of the amendment; and
   - The circumstances and/or criteria under which the Class B shares will be issued.

6. We note the statement that the December 29, 2010 charter amendment provides indemnification to the company's officers, directors, employees and agents against fees and expenses. Please expand the discussion to explain whether and how this indemnification provision differs from indemnification provisions that may already be a part of your articles of incorporation.

7. We note the Form 8-K filed November 9, 2010 and the reported amendment to your articles of incorporation to effect a reverse stock split. We also note the statement that "the split will be effectuated immediately upon filing the proper disclosure reports with the Commission, or anytime thereafter at the sole discretion of the board of directors."

Mr. Leo Ehrlich
Cellceutix Corporation
February 10, 2011
Page 3

Please state whether the reverse stock split has been implemented. It is presently unclear whether the Form 8-K constitutes a disclosure report and, if not, to what proper disclosure reports are your referring. In addition, if the amendment is effective upon filing the proper disclosure reports with the Commission, please explain the significance of the statement "or anytime thereafter at the sole discretion of the board of directors."

8. Please expand the discussion to explain the relationship, if any, between the reverse stock split and the stated intention "to utilize the freed up equity for financing purposes" and your concern about your founders' diminished control as a result of potential equity financings.

9. We note the November 9, 2010 Form 8-K also refers to the reverse stock split as improving your capital structure to "enable the Company to litigate or settle with George Evans …." Please expand the discussion, if applicable, to address whether the creation of the Class B common stock was also adopted in contemplation of possible litigation involving Mr. Evans.

Agenda #2: Approval of the Company's 2010 Equity Incentive Plan

10. Please expand the discussion to identify the members of the board of directors who approved the plan and whether such approval was unanimous.

11. Please expand the discussion to clarify that the board of directors awarded 80% of the shares available under the plan to themselves.

12. We note your statement that "the purpose of the plan is to enable the Company to offer employees, officers, directors and consultants whose past, present and/or potential contributions to us and our subsidiaries have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company." Please expand the discussion to explain how the grant of options to acquire 36 million shares or 80% of the shares allocated to the plan to individuals who already control the company through their existing stock holdings and positions, conforms to the purpose of the plan for individuals "to acquire a proprietary interest in our company."

13. Please expand the discussion under the heading "Administration" to state whether a committee of outside directors determined the recipients and terms of the options granted. If not, the discussion should be revised to clarify the fact the directors awarded the options to themselves in their own discretion. In addition, if a "committee of independent directors" did not make the awards, the discussion should be revised to eliminate the use of the term where inapplicable. If the company currently has a "Committee" of outside directors, please expand the discussion to state when this committee was established and identify the members of the committee.

14. Please expand the discussion to describe the specific terms of the options granted to Dr. Menon and Mr. Ehrlich.

15. We note the discussion with respect to option awards that the committee determines the exercise price of the stock options. Please revise the discussion to clarify whether there was, in fact, a committee of independent directors and, if not, who made the determination of the exercise price and on what basis was the price determination made.

16. We note that with respect to a stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock, the exercise price may not be less than 110% of the fair market value on the date of the grant. Since Dr. Menon and Mr. Ehrlich each own more than 10% of the combined voting power, please confirm the exercise price for the options granted to them met or exceeded the 110% requirement. In this regard, we note the closing price for your common stock in the "pink sheets" for December 29, 2010 was apparently $0.10 per share and that 110% of this closing price would equal $0.11 per share. We also note your Form 8-K filed on February 2, 2010 indicates the exercise price for the options as $0.10 per share.

Security Ownership of Certain Beneficial Owners and Management

17. We note the first sentence of this section that the table reflects beneficial ownership "…as of December 29, 2010 (after giving effect to the Exchange)…." Please tell us to what "Exchange" you are referring. We may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director